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04016909

TATES
ANGE COMMISSION
.C. 20549

SEC FILE NUMBER
8-38402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACARTHUR STRATEGIES, INC.
B/D #20678

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

908 GARDENIA WAY
(No. and Street)

CORONA DEL MAR, CA. 92625
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL NICHOLSON 949-252-1221
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN, BRETT R., CPA
(Name — *if individual, state last, first, middle name*)

5 HUTTON CENTER DR. STE. 1025 SANTA ANA, CA 92707
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

RECD S.E.C.
MAR 29 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL NICHOLSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACARTHUR STRATEGIES INC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature: Christine A. Thomas]
Notary Public

CHRISTINE A. THOMAS
COMM. #1306229
Notary Public-California
Orange County
My Commission Expires
MAY 27, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Supplemental Information

MACARTHUR STRATEGIES, INC.

Years ended December 31, 2003 and 2002
with Independent Auditor's Report

FRIEDMAN & COMPANY
Certified Public Accountants

Table of Contents

AUDITOR'S REPORT ON THE
FINANCIAL STATEMENTS....1

FINANCIAL STATEMENTS

Balance Sheet....2

Statements of Operations....4

Statement of Changes in Stockholder's Equity....4

Statement of Cash Flows....5

Notes to Financial Statements....6

SUPPLEMENTARY INFORMATION

Supplemental Report of Independent
Certified Public Accountant....8

Computation of Net Capital....10

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To: Board of Directors
MacArthur Strategies, Inc.

We have audited the accompanying balance sheet of MacArthur Strategies, Inc. as of December 31, 2003 and 2002 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacArthur Strategies, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in examination of the basic financial statements and, our my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santa Ana, California

March 23, 2004

MACARTHUR STRATEGIES, INC.
BALANCE SHEET
as of December 31, 2003

	Balance as of 12/31/2003	Balance as of 12/31/2002
ASSETS		
Current Assets		
Cash in Banks	$ 33,555.00	$ 35,140.00
Marketable Securities	3,300.00	3,300.00
Prepaid Taxes	400.00	0.00
Total Current Assets	37,255.00	38,440.00
Other Assets		
Deferred Taxes	1,575.00	2,275.00
Deposits	816.00	816.00
Total Other Assets	2,391.00	3,091.00
Total Assets	$ 39,646.00	$ 41,531.00

See Accompanying Notes and Accountants' Report

MACARTHUR STRATEGIES, INC.
BALANCE SHEET
as of December 31, 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

	Balance as of 12/31/2003	Balance as of 12/31/2002
Current Liabilities		
Payroll Taxes Payable	$ 319.00	$ 5,215.00
Total Current Liabilities	319.00	5,215.00
Stockholder's Equity		
Common stock, no par value	0.00	0.00
authorized shares - 2,500	0.00	0.00
Paid in Capital	50,032.00	50,032.00
Retained Earnings	(13,716.00)	(20,209.00)
Net Income (Loss) - Y.T.D.	3,011.00	6,493.00
Total Stockholder's Equity	39,327.00	36,316.00
Total Liabilities & Stockholder's Equity	$ 39,646.00	$ 41,531.00

MACARTHUR STRATEGIES, INC.
INCOME STATEMENT
for the period ended December 31, 2003

	Year to Date 2003	Year to Date 2002
Revenue		
Commission Income	$ 163,829.06	$ 207,196.98
Interest Income	293.55	1,253.58
Total Revenue	164,122.61	208,450.56
Operating Costs		
Selling Expenses	97,353.44	152,559.90
Administrative Expenses	62,258.17	47,452.66
Total Operating Costs	159,611.61	200,012.56
Operating Income (Loss)	4,511.00	8,438.00
Provision for Income Taxes		
Income Taxes	1,500.00	1,945.00
Total Income Taxes	(1,500.00)	(1,945.00)
Net Income (Loss)	$ 3,011.00	$ 6,493.00

MACARTHUR STRATEGIES, INC.
STATEMENT OF CASH FLOWS
for the period ended December 31, 2003

Cash flows from operating activities:	
Net Income (Loss)	$ 3,011.00
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in Prepaid Expenses	(400.00)
Decrease in Deferred Taxes	700.00
Decrease in Payroll Taxes	(4,896.00)
Net cash used by operations	(1,585.00)
Cash flows from investing activities:	
Cash flows from financing activities:	
Net (decrease) in cash and equivalents	(1,585.00)
Cash and equivalents at beginning of period	35,140.00
Cash and equivalents at ending of period	$ 33,555.00

MACARTHUR STRATEGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Business - MacArthur Strategies, Inc. formerly Broker's First Financial Corporation (the company), is a licensed broker dealer, and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

B. Revenue Recognition – The Company reports its' income on the accrual method of accounting as required by the NASD. Accounts receivable are recorded when income is earned, however, generally, the time lapse between income recording and cash receipts is no more then a few days.

C. Organization - The Company was formed on March 16, 1988 under the laws of the State of Nevada. It began business in the State of California on January 1, 1990.

D. Certain Compensated Absences - have not been accrued as they are currently difficult to determine. The total balance is immaterial and actual costs are expensed as occurred.

E. Concentration of Risk - The Company provides services for clients predominately located in southern California.

F. Use of Estimates - while preparing financial statements in accordance with generally accepted accounting principals management may use estimates.

NOTE 2 – INCOME TAXES

The provision for income taxes consists of the following:

	2003	2002
Current	$ 800	$ 800
Deferred	700	1,145
	$ 1,500	1,945

Deferred tax assets consist of the following:

2003	2002
$ 1,575	$ 2,275

The deferred tax asset arises from net operating loss carryovers from prior income tax years.

NOTE 3 – RELATED PARTY TRANSACTIONS

The company pays rent to a related party on a month to month basis.

NOTE 4 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1.5 to 1. As of December 31, 2003, the company had net capital of $28,236 and its ratio of indebtedness to net capital was .01 to 1. There is no material difference in net capital for the years ending December 31, 2002 and December 31, 2003.

SUPPLEMENTAL REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholder
MacArthur Strategies, Incorporated

In planning and performing our audit of the financial statements of MacArthur Strategies, Incorporated for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MacArthur Strategies, Incorporated that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(g) and the reserve required by Rule 15c3-3(e), (2) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of the difference required by Rule 17a-13 (if applicable), (3) in complying with the requirements for prompt payment for securities under Section 4 (a) of Regulation T of the Board of Governors of the Federal Reserve System (if applicable), and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 (if applicable).

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure policies and procedures and of the practices and procedures referred to I the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-3(g) lists additional objectives of the practices and procedures listed in he preceding paragraph.

SUPPLEMENTAL REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT
(CONTINUED)

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and may not be detected. In addition, projection of any evaluation of them in future periods is subject to risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no weaknesses involving the internal control structure, including procedures for safeguarding securities, thar we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and Exchange Commission, The National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

MACARTHUR STRATEGIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2003 AND 2002

MacArthur Strategies, Inc. relies on Section K(2)(ii) of the Securities an Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

MACARTHUR STRATEGIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-A OF
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003 AND 2002

	2003	2002
Ownership Equity	$ 39,327	$ 36,316
Total Ownership Equity	39,327	36,316
Minimum Capital Requirement	(5,000)	(5,000)
Adjusted Ownership Equity	$ 34,327	$ 31,316
CALCULATION OF AGGREGATED INDEBTEDNESS TO NET CAPITAL		
Owneship Equity as Calculated Above	$ 39,327	$ 36,316
AGGREGATED INDEBTEDNESS:		
Payroll Taxes Payable	319	5,215
Income Taxes Payable		
	319	5,215
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	0.01	0.17
RECONCILIATION WITH COMPANY'S COMPUTATION		
Total Ownership Equity of Net Capital	$ 39,327	$ 36,316
Audit Adjustment		
Non Allowable Assets	(6,091)	(6,391)
Net Capital Per Audit Report	$ 33,236	$ 29,925